

S ... MMISSION

07003280 ... 9

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~50558~~ 65988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEPHEN L. SCHECHTER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 CHARLES STREET, MAYFAIR
(No. and Street)

LONDON (City) ENGLAND (State) W1J 5DR (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TANTON AND COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

37 WEST 57th STREET, NEW YORK, NY 10019
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN SCHECHTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEPHEN L. SCHECHTER & CO., INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANEA COLONNA
Notary Public, State of New York
No. 01CO6014729
Qualified in Nassau County
Commission Expires October 19, 2010

Signature

PRESIDENT
Title

Melanea Colonna 2/28/07
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~XXXXXXXXX~~ OPERATIONS
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEPHEN L. SCHECHTER & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

TANTON AND COMPANY, LLP

STEPHEN L. SCHECHTER & CO., INC.

TABLE OF CONTENTS


TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stephen L. Schechter & Co., Inc.

We have audited the accompanying statement of financial condition of Stephen L. Schechter & Co., Inc. (an S corporation, the "Company") as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Stephen L. Schechter & Co., Inc. as of December 31, 2005, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Tanton and Company LLP

Certified Public Accountants

New York, New York
February 27, 2007

STEPHEN L. SCHECHTER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$ 69,724	$ 42,704
Prepaid expenses	2,700	2,700
Receivable from Affiliate	25,028	23,970
TOTAL ASSETS	$ 97,452	$ 69,374
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 12,096	$ 9,575
TOTAL LIABILITIES	12,096	9,575
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized; 150 shares issued and outstanding	-	-
Additional paid in capital	218,222	218,222
Accumulated deficit	(132,866)	(158,423)
TOTAL STOCKHOLDER'S EQUITY	85,356	59,799
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 97,452	$ 69,374

The accompanying notes are an integral part of these financial statements

STEPHEN L. SCHECHTER & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commission income	$ 120,540	$ 48,125
Interest income	2,243	1,090
	122,783	49,215
EXPENSES		
Employee compensation and benefits	25,213	24,740
Professional fees and outside consultants	29,050	33,250
Rent expense	41,400	42,600
Insurance	384	384
Regulatory fees	895	1,960
Miscellaneous expenses	284	333
	97,226	103,267
NET INCOME (LOSS)	$ 25,557	$ (54,052)

The accompanying notes are an integral part of these financial statements

STEPHEN L. SCHECHTER & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 25,557	$ (54,052)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities		
Prepaid expenses	-	9,650
Due from related parties	(1,058)	(23,970)
Accounts payable and accrued expenses	2,521	(425)
Payroll witholding taxes payable	-	(5,465)
NET CASH PROVIDED (USED IN) OPERATING ACTIVITIES	27,020	(74,262)
NET INCREASE (DECREASE)	27,020	(74,262)
CASH AND CASH EQUIVALENTS, Beginning	42,704	116,966
CASH AND CASH EQUIVALENTS, Ending	$ 69,724	$ 42,704

The accompanying notes are an integral part of these financial statements

STEPHEN L. SCHECHTER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at January 1, 2005	150	$ -	$ 218,222	$ (104,371)	$ 113,851
Net (loss) for the year ended December 31, 2005	-	-	-	(54,052)	- (54,052)
Balance at December 31, 2005	150	-	218,222	(158,423)	59,799
Net income for the year ended December 31, 2006	-	-	-	25,557	25,557
Balance at December 31, 2006	150	$ -	$ 218,222	$ (132,866)	$ 85,356

The accompanying notes are an integral part of these financial statements

STEPHEN L. SCHECHTER & CO., INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization and Summary of Significant Accounting Policies

Organization

Stephen L. Schechter & Co., Inc. (an S corporation, the "Company") was incorporated under the laws of the State of Delaware in 1979. The Company was formerly known as Standard Oil Co. of Scarsdale which mainly invested in oil exploration and development. Commencing in year 2003, the Company has been a registered broker-dealer, primarily acting as a broker in executing customers' orders, preparing trade confirmations, settling the money related to the trade and arranging for physical movement of securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD") and is a member of Securities Investors Protection Corporation ("SIPC").

On April 12, 2005, the Company received a notice from NASD for failure to file an annual audit report for the year ended December 31, 2004, and as a result, the Company membership in NASD was suspended at such date. If the Company fails to request termination of suspension within six months of April 12, 2005, the Company will be automatically expelled, pursuant to NASD regulations. The Company is now in full compliance with the NASD regulations and has been reinstated to membership in NASD.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid instruments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the Company is not considered a taxable entity for federal income tax purposes. Any taxable income, losses or credits are reported by the Company's stockholder on his individual tax return.

NOTE 3 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2006 and 2005, the Company had net capital of $57,628 and $33,129 respectively, which exceeded its minimum requirement by $52,628 and $28,129 respectively.

NOTE 4 - Related Party Transactions

Prepaid Expenses

Prepaid expenses represents the advance payments to an affiliate (the "Affiliate") which is wholly owned by the Company's sole stockholder, and the stockholder's relative (the "Relative") for the use of space.

Receivable from affiliate

Receivable from affiliate as of December 31, 2006 and 2005 of $25,028 and $23,970 respectively represents payments made for equipment rental on the behalf of an affiliated company of which $23,970 was reimbursed in 2006 and $25,028 is expected to be reimbursed by December 31, 2007.

Revenues

During the years ended December 31, 2006 and 2005, the Company received commission income of $120,540 and $48,125 from the Affiliate, which represents 100% of the Company's commission revenue.

Rent Expense

During the year ended December 31, 2006 and 2005, the Company paid to the Affiliate and the Relative a total rental expense of $41,400 and $42,600 respectively for the usage of space.

Salary expense

During the year 2003, the Company entered into an employment agreement with the Relative, stating that the annual salary for his service will be $20,400. The agreement can be terminated by either party at any time for any reason. For the year ended December 31, 2006 and 2005, the Company paid a gross salary, including a bonus, of $22,200 and $22,250 respectively to the Relative.

NOTE 5 - Concentrations of Credit Risks

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of cash and cash equivalents. The Company maintains its cash balances in accounts, which may at times exceed federally insured limits. The Company limits its credit risk by selecting financial institutions considered to be highly creditworthy.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - Commitments and Contingencies

Operating Lease

The Company leases office space under an operating lease with the Affiliate, which expires on March 31, 2007. Rent expense under such lease agreement approximately $9,000 for the year ended December 31, 2006 and 2005. Future annual minimum lease payments, for the years ended December 31, 2007 amount to $2,250.

SUPPLEMENTARY INFORMATION

STEPHEN L. SCHECHTER & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
NET CAPITAL		
Total stockholder's equity	$ 85,356	$ 59,799
Less: Non allowable assets	(27,728)	(26,670)
NET CAPITAL	57,628	33,129
Minimum net capital required	5,000	5,000
EXCESS NET CAPITAL	$ 52,628	$ 28,129
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 52,628	$ 28,129
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 12,096	$ 9,575
COMPUTATION OF MINIMUM NET CAPITAL REQUIRED		
Total aggregate indebtedness	$ 12,096	$ 9,575
Rate	6.4%	6.4%
	$ 806	$ 638
Minimum dollar net capital requirement	$ 5,000	$ 5,000
MINIMUM NET CAPITAL REQUIRED	$ 5,000	$ 5,000
Percentage of aggregate indebtedness to net capital	21%	29%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing

See independent auditors' report

STEPHEN L. SCHECHTER & CO., INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

AS OF DECEMBER 31, 2006 AND 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See independent auditors' report

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL


TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
Stephen L. Schechter & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stephen L. Schechter & Co., Inc. (the "Company"), for the year ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Stephen L. Schechter & Co., Inc. to achieve all the divisions and duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanton and Company, LLP

Certified Public Accountants

New York, New York,
February 27, 2007

END